Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 17, 2020

Anuja A. Majmudar U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LifeSci Acquisition II Corp.

Registration Statement on Form S-1

Filed October 14, 2020

File No. 333-249480

Dear Ms. Majmudar:

On behalf of our client, LifeSci Acquisition II Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 20, 2020 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting an amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraph set forth below responds to the Staff’s comment and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Anuja A. Majmudar November 17, 2020 Page 2

Registration Statement on Form S-1 filed October 14, 2020

Principal Stockholders, page 73

1.	Please revise your tabular disclosure to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by Chardan Healthcare Investments LLC. For guidance, please refer to Item 403 of Regulation S-K.

Response: The disclosure has been revised accordingly.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner